Exhibit 21.1
PROSPER MARKETPLACE, INC. SUBSIDIARIES

Entity Name	State of Organization
BillGuard, Inc.	Delaware
Prosper Funding LLC	Delaware
Prosper Healthcare Lending LLC	Delaware
Prosper Marketplace Issuance Trust, Series 2023-1	Delaware
Prosper Marketplace Issuance Trust, Series 2024-1	Delaware
Prosper Credit Card 2024-1 Issuer LLC	Delaware